UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Official Name Change and New Ticker Symbol

At the opening of trading on November 14, 2025, the Class A ordinary shares of CHIJET MOTOR COMPANY, INC. (the “Company”) will begin trading on the Nasdaq Capital Market under the new name “Digital Currency X Technology Inc.” and new ticker symbol “DCX.”

On September 24, 2025, the Company’s shareholders voted and approved at the annual general meeting that subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Cayman Registrar (the “Change of Name”). Upon the effectiveness of (i) the Change of Name and (ii) the Company’s one hundred (100)-for-one(1) share consolidation of its issued and unissued ordinary shares previously announced on November 3, 2025, the Second Amended and Restated Memorandum and Articles of Association of the Company will be amended and restated by their deletion in their entirety and the substitution in their place with the Third Amended and Restated Memorandum and Articles of Association. A form of the Company’s Third Amended and Restated Memorandum and Articles of Association is furnished as Exhibit 99.1 and incorporated herein by reference.

In connection with the name change and ticker symbol change, no action is required from the Company’s current securityholders, and the Company’s CUSIP number will remain the same.

This report on Form 6-K and the attached exhibits are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits Index

Exhibit No.	Description
99.1	Third Amended and Restated Memorandum and Articles of Association of Digital Currency X Technology Inc.
99.2	Press Release – Chijet Motor Company Inc. Announces Official Name Change to “Digital Currency X Technology Inc.” and New Ticker Symbol “DCX” Effective November 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025

CHIJET MOTOR COMPANY, INC.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer